# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RISKIFIED LTD., CIK 0001851112
CUSIP: M8216R109
Title of class of securities: Class A ordinary shares, no par value
Address of issuer's principal executive offices: 220 5TH AVENUE, 2ND FLOOR, New York, New York (NY), 10001
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001017645

## Reporting persons
- General Atlantic, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,649,996; sole dispositive power 0; shared dispositive power 10,649,996; aggregate amount beneficially owned 10,649,996 (9.5% of the class)
- General Atlantic RK B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,649,996; sole dispositive power 0; shared dispositive power 10,649,996; aggregate amount beneficially owned 10,649,996 (9.5% of the class)
- General Atlantic Cooperatief U.A.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,649,996; sole dispositive power 0; shared dispositive power 10,649,996; aggregate amount beneficially owned 10,649,996 (9.5% of the class)
- General Atlantic Partners (Bermuda) IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,649,996; sole dispositive power 0; shared dispositive power 10,649,996; aggregate amount beneficially owned 10,649,996 (9.5% of the class)
- General Atlantic Partners (Bermuda) EU, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,649,996; sole dispositive power 0; shared dispositive power 10,649,996; aggregate amount beneficially owned 10,649,996 (9.5% of the class)
- General Atlantic Cooperatief, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,649,996; sole dispositive power 0; shared dispositive power 10,649,996; aggregate amount beneficially owned 10,649,996 (9.5% of the class)
- GAP Coinvestments III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,649,996; sole dispositive power 0; shared dispositive power 10,649,996; aggregate amount beneficially owned 10,649,996 (9.5% of the class)
- GAP Coinvestments IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,649,996; sole dispositive power 0; shared dispositive power 10,649,996; aggregate amount beneficially owned 10,649,996 (9.5% of the class)
- GAP Coinvestments V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,649,996; sole dispositive power 0; shared dispositive power 10,649,996; aggregate amount beneficially owned 10,649,996 (9.5% of the class)
- GAP Coinvestments CDA, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,649,996; sole dispositive power 0; shared dispositive power 10,649,996; aggregate amount beneficially owned 10,649,996 (9.5% of the class)
- General Atlantic GenPar (Bermuda), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,649,996; sole dispositive power 0; shared dispositive power 10,649,996; aggregate amount beneficially owned 10,649,996 (9.5% of the class)
- GAP (Bermuda) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,649,996; sole dispositive power 0; shared dispositive power 10,649,996; aggregate amount beneficially owned 10,649,996 (9.5% of the class)

## Item 1. Issuer
Name of issuer: RISKIFIED LTD.
Address of issuer's principal executive offices: 220 5TH AVENUE, 2ND FLOOR, NEW YORK, NY 10001

## Item 2. Person Filing
Name of person filing:
This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) General Atlantic, L.P. ("GA LP");
(ii) General Atlantic RK B.V. ("GA RK");
(iii) General Atlantic Cooperatief U.A. ("GA Coop UA");
(iv) General Atlantic Partners (Bermuda) IV, L.P. ("GAP Bermuda IV");
(v) General Atlantic Partners (Bermuda) EU, L.P. ("GAP Bermuda EU");
(vi) General Atlantic Cooperatief, L.P. ("GA Coop LP");
(vii) GAP Coinvestments III, LLC ("GAPCO III");
(viii)GAP Coinvestments IV, LLC ("GAPCO IV");
(ix) GAP Coinvestments V, LLC ("GAPCO V");
(x) GAP Coinvestments CDA, L.P. ("GAPCO CDA");
(xi) General Atlantic GenPar (Bermuda), L.P. ("GenPar Bermuda"); and
(xii) GAP (Bermuda) L.P. ("GAP (Bermuda) LP")

GAP Bermuda IV, GAP Bermuda EU and GA Coop LP are collectively referred to as the "GA Funds." GAPCO III, GAPCO IV, GAPCO V and GAPCO CDA are collectively referred to as the "Sponsor Coinvestment Funds."
Address of principal business office or, if none, residence: The address of GAP Bermuda IV, GA Coop LP, GAP Bermuda EU, GenPar Bermuda, and GAP (Bermuda) LP is Richmond House, 12 Par-la-Ville Road, Hamilton HM 08, Bermuda. The address of GA Coop UA is c/o General Atlantic, Gustav Mahlerlaan 308, 1082 ME Amsterdam, The Netherlands. The address of GA LP and each of the Sponsor Coinvestment Funds is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055.
Citizenship: See Row (4) of each Reporting Person's cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of September 30, 2026, the Reporting Persons owned the following number of the Company's Class A ordinary shares:

(i) GA LP owned of record no Class A ordinary shares or 0.0% of the issued and outstanding Class A ordinary shares
(ii) GA RK owned of record 10,649,996 Class A ordinary shares or 9.5% of the issued and outstanding Class A ordinary shares
(iii) GA Coop UA owned of record no Class A ordinary shares or 0.0% of the issued and outstanding Class A ordinary shares
(iv) GAP Bermuda IV owned of record no Class A ordinary shares or 0.0% of the issued and outstanding Class A ordinary shares
(v) GAP Bermuda EU owned of record no Class A ordinary shares or 0.0% of the issued and outstanding Class A ordinary shares
(vi) GA Coop LP owned of record no ordinary shares or 0.0% of the issued and outstanding ordinary shares
(vii) GAPCO III owned of record no Class A ordinary shares or 0.0% of the issued and outstanding Class A ordinary shares
(viii) GAPCO IV owned of record no Class A ordinary shares or 0.0% of the issued and outstanding Class A ordinary shares
(ix) GAPCO V owned of record no Class A ordinary shares or 0.0% of the issued and outstanding Class A ordinary shares
(x) GAPCO CDA owned of record no Class A ordinary shares or 0.0% of the issued and outstanding Class A ordinary shares
(xi) GenPar Bermuda owned of record no Class A ordinary shares or 0.0% of the issued and outstanding Class A ordinary shares
(xii) GAP (Bermuda) LP owned of record no Class A ordinary shares or 0.0% of the issued and outstanding Class A ordinary shares

GA RK is a wholly owned subsidiary of GA Coop UA. The GA Funds and the Sponsor Coinvestment Funds share beneficial ownership of the Class A ordinary shares held of record by GA RK. GA LP, which is controlled by the Partnership Committee of GASC MGP, LLC (the "Partnership Committee"), is the managing member of GAPCO III, GAPCO IV and GAPCO V and the general partner of GAPCO CDA. The members that share beneficial ownership of the shares held by GA RK through GA Coop UA are the following GA Funds: GAP Bermuda IV, GAP Bermuda EU and GA Coop LP. The general partner of GAP Bermuda IV and GAP Bermuda EU is GenPar Bermuda. GAP (Bermuda) LP, which is also controlled by the Partnership Committee, is the general partner of GenPar Bermuda and GA Coop LP. As of the date hereof, there are six members of the Partnership Committee. By virtue of the foregoing, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares that each owns of record. Each of the members of the Partnership Committee disclaims ownership of the Class A ordinary shares reported herein except to the extent that he has a pecuniary interest therein. The name, the address and the citizenship of each of the members of the Partnership Committee as of the date hereof is attached hereto as Schedule A and is hereby incorporated by reference.

Amount Beneficially Owned:

By virtue of the relationship described above, each of the Reporting Persons may be deemed to beneficially own 10,649,996 Class A ordinary shares.
Percent of class: All calculation of percentage ownership herein are based on an aggregate of 112,550,023 Class A ordinary shares reported by the Company to be issued and outstanding as of September 30, 2026, as reported by the Company in its Unaudited Condensed Consolidated Interim Financial Statements as of and for the three and nine months ended September 30, 2026, filed with the U.S. Securities and Exchange Commission as Exhibit 99.1 to Form 6-K on November 12, 2026.
Sole power to vote or to direct the vote: Each of the Reporting Persons may be deemed to have the sole power to direct the voting of the Class A ordinary shares indicated on Row (5) of each such Reporting Person's cover page included herein.
Shared power to vote or to direct the vote: Each of the Reporting Persons may be deemed to share the power to direct the voting of the Class A ordinary shares indicated on Row (6) of each such Reporting Person's cover page included herein.
Sole power to dispose or to direct the disposition: Each of the Reporting Persons may be deemed to have the sole power to direct the dispositions of the Class A ordinary shares indicated on Row (7) of each such Reporting Person's cover page included herein.
Shared power to dispose or to direct the disposition: Each of the Reporting Persons may be deemed to share the power to direct the dispositions of the Class A ordinary shares indicated on Row (8) of each such Reporting Person's cover page included herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 2, which states the identity of the members of the group filing this Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

## Signatures
- General Atlantic, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director (11/13/2026)
- General Atlantic RK B.V.: /s/ I.M. van der Hoorn, Ingrid van der Hoorn, Director A (11/13/2026)
- General Atlantic RK B.V.: /s/ J.V. Lepeltak, J.V. Lepeltak, Director B (11/13/2026)
- General Atlantic Cooperatief U.A.: /s/ I.M. van der Hoorn, Ingrid van der Hoorn, Director A (11/13/2026)
- General Atlantic Cooperatief U.A.: /s/ J.V. Lepeltak, J.V. Lepeltak, Director B (11/13/2026)
- General Atlantic Partners (Bermuda) IV, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (Bermuda) GP Limited, GP of GAP (Bermuda) L.P., GP of General Atlantic GenPar (Bermuda), L.P., its GP (11/13/2026)
- General Atlantic Partners (Bermuda) EU, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (Bermuda) GP Limited, GP of GAP (Bermuda) L.P., GP of General Atlantic GenPar (Bermuda), L.P., its GP (11/13/2026)
- General Atlantic Cooperatief, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (Bermuda) GP Limited, the general partner of GAP (Bermuda) L.P., its general partner (11/13/2026)
- GAP Coinvestments III, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its managing member (11/13/2026)
- GAP Coinvestments IV, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its managing member (11/13/2026)
- GAP Coinvestments V, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its managing member (11/13/2026)
- GAP Coinvestments CDA, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its general partner (11/13/2026)
- General Atlantic GenPar (Bermuda), L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (Bermuda) GP Limited, the general partner of GAP (Bermuda) L.P., its general partner (11/13/2026)
- GAP (Bermuda) L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (Bermuda) GP Limited, its general partner (11/13/2026)